PILLSBURY WINTHROP SHAW PITTMAN LLP
P.O. BOX 7880
SAN FRANCISCO, CA 94120
Tel: (415) 983-1000
Fax: (415) 983-1200
August 22, 2005
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Mr. Albert C. Lee, Staff Attorney
Re:        Genomic Health, Inc.
Registration Statement on Form S-1 (File No. 333-126626)
Ladies and Gentlemen:
     On behalf of Genomic Health, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.
     Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 11, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letters from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
FORM S-1
General
1.	We note your graphics following the cover page of the prospectus. These graphics present your product and studies of the product in an out-of-context and unbalanced manner. Although you recognized limited sales of your product, further sales of Oncotype DX may be halted should the FDA determine pre-market review of the product is necessary and you have experienced some difficulties in reimbursement attributable to uncertainty regarding the clinical efficacy of Oncotype DX. Furthermore, your studies are not the equivalent of FDA approved clinical studies. Therefore, please eliminate the graphics located in the forepart and the back page of the prospectus.

Response: The Registrant has eliminated the first and third page of the graphics located in the forepart of the prospectus. However, please note the Registrant’s response to Comment No. 2 below with respect to the movement of three of the graphs previously located on the third page of graphics into the body of the prospectus. The Registrant is proposing to retain the second page of graphics located in the forepart of the prospectus (which has been restructured to function as a stand-alone item and now appears as the first page of graphics) and the back page of graphics. With respect to the first page of retained graphics, the Registrant respectfully submits that this artwork presents the facets of the Registrant’s business in a simple manner within the context of the descriptions in the body of the Registration Statement. The Registrant has changed this artwork to show, in a semi-circular format starting in the upper right and ending in the lower right of the page, the process of the Registrant’s business, beginning with a physician’s ordering of a test and ending with the Registrant's delivery of a Recurrence Score report. With respect to the back page of graphics, the Registrant believes it is appropriate to retain this artwork as it is a sample of a report that the Registrant delivers to physicians and patients. The Registrant respectfully submits that it is generating revenues from the sale of its test, that FDA approval of the test is currently not required, and that the sample report form is what physicians receive when they order Oncotype DX for their patients. In this sense, this artwork puts in tangible form the end product that the Registrant delivers, thereby enabling the reader to better understand the ultimate result of the Registrant’s process.
2.	Should you include any additional graphics, visuals, or photographic information, please provide proofs of any such information you will provide in the printed prospectus prior to its use. Please note we may have comments regarding any additional graphics or visuals you may include.

Response: As noted in the Registrant’s response to Comment No. 1 above, the Registrant has eliminated the third page of the graphics and moved each of the graphs contained therein into the body of the “Business” section of the prospectus under the subheading “Clinical Development and Validation of Oncotype DX.” The Registrant respectfully submits that the insertion of the graphs in their respective locations enables the reader to understand the results of these studies in the context of the balanced yet detailed discussion contained in the prospectus. At this point, other than as discussed in the Registrant’s response to Comment Nos. 1 and 2, the Registrant does not anticipate including any other artwork in the prospectus. If the Registrant subsequently decides to include other graphics, visuals or photographic information, it will provide proofs of any such information in the printed prospectus prior to its use.
3.	Please note that when you file a pre-effective amendment containing pricing related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response: The Staff’s comment is noted.
4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: The Staff’s comment is noted.

5.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Registrant acknowledges the Staff’s Comment No. 5 and notes that the Registrant has made changes throughout the prospectus with respect to the Staff’s comments on particular sections of the prospectus.
6.	We note that you have requested confidential treatment for several of your exhibits under Rule 406 of the Securities Act; we will furnish comments for your request under separate cover. Please be advised, we will not act on any request for acceleration of effectiveness until we have cleared comments on your request for confidential treatment.

Response: The Staff’s comment is noted.
Prospectus Summary, page 1
7.	Please revise to state how many of the patients diagnosed with early stage node negative or estrogen receptor positive breast cancer are treated with only tamoxifen.

Response: The Registrant notes that Oncotype DX is clinically validated for N-, ER+ breast cancer patients that are treated with the drug tamoxifen. Tamoxifen is a member of a broad family of hormonal therapy drugs. The fact that the clinical validation related only to breast cancer patients treated with tamoxifen does not mean that the Registrant’s test can not be used for patients who use other hormonal therapies, such as aromatase inhibitors. In fact, treating physicians have informed the Registrant that they often order the Registrant’s test for patients who are prescribed hormonal therapies other than tamoxifen. In light of the foregoing, the Registrant has deleted the reference to tamoxifen in the first paragraph of the prospectus summary to focus on the use of hormonal therapies in general, as opposed to just tamoxifen. In addition, and in connection with the Staff’s comment, the Registrant has noted that half of the 230,000 patients expected to be diagnosed with breast cancer in the United States in 2005 are predicted to be N-, ER+ and are customarily recommended to be treated with hormonal therapy, whether it be tamoxifen or another type of hormonal therapy.

8.	Please revise to quantify the degree of statistical significance in order to provide information about the predictive power of the Recurrence Score at the second study conducted with Northern California Kaiser Permanente about breast cancer survival at 10 years.

Response: In light of the Staff’s comment, the Registrant has replaced the phrase “statistically significantly associated” with the term “correlates.” The Registrant has made this change to focus on the Recurrence Score’s general predictive power with respect to breast cancer survival at 10 years, rather than the scientific details about the p-value and extent of this correlation’s statistical significance. As discussed in more detail in the “Business” section of the prospectus, the phrase “statistical significance” has a particular meaning that requires at least three sentences of explanation. The Registrant believes that this level of discussion is too detailed for the summary portion of the prospectus.

9.	We note your statement, “[w]e currently have contracts in place with commercial third-party payors covering over nine million lives, or approximately 3.1% of the United States population.” Please revise to clarify what the nine million lives represents. Are they all women? How many of them have been diagnosed with breast cancer and specifically early stage node negative or estrogen receptor positive breast cancer?

Response: The Registrant notes to the Staff that the original inclusion of language regarding covered lives was intended to follow what the Registrant believes to be an industry convention in which a life science company reports how many lives are “covered” or insured by third-party payors with which the company has a reimbursement contract or policy in place. However, the Registrant acknowledges that the inclusion of this statement, without further clarification, may not provide a lay reader the type of information that the Staff believes is appropriate regarding the subset of covered lives that could use the Registrant’s test. In light of the foregoing, the Registrant has decided to eliminate the “covered lives” concept and replace it with a disclosure regarding the Registrant’s progress in obtaining reimbursement from third-party payors. The Registrant respectfully submits that this focus more appropriately informs the lay reader of the Registrant’s progress in obtaining third-party reimbursement.

10.	As you have chosen to present the positive aspects of your company, please balance this discussion by including a discussion of the risks and obstacles you must address in implementing this strategy. This discussion should be at least as prominent as the discussion of your strategy.

Response: The Registrant notes the Staff’s comment and has included a new section in the summary portion of the prospectus entitled “Risks Associated With Our Business.”

11.	Supplementally please provide independent third-party support for the following statements:
•	“Approximately half of the 230,000 patients expected to be diagnosed with breast cancer in the United States in 2005 are predicted to be early stage cancer patients that are N- and ER+.”

•	“Over 550,000 treatment decision are expected to be made in the United States in 2005 for patients diagnosed with early stages of breast cancer and these cancers.”
Response: The Registrant will supplementally provide the Staff with the requested information under separate cover.
12.	Please eliminate jargon and technical terms from the forepart of the prospectus and provide a “Plain English” explanation or substitute. For example, these words and phrases appear in your summary in other parts of the prospectus:

•	“taxanes”

•	“aromatase inhibitors”

•	“bioinformatic analysis”

•	“fixed paraffin embedded tissue”

•	“formalin fixed”
If you must include technical terms in the body of your prospectus that are understood only by industry experts you must make every effort to concisely explain these terms where you first use them.
Response: The Registrant has eliminated jargon and technical terms, or concisely explained these terms, as requested by the Staff.
Risk Factors
If third-party payors, including managed care organizations and Medicare, do not ..., page 6
13.	Please disclose approximately what percentage of your revenues derived from the sale of Oncotype DX to date have been paid from third-party reimbursement.

Response: The Registrant has revised the risk factor as requested by the Staff.
14.	Please revise to disclose that the Medicare contractor to which you refer is located in Northern California, as noted in your supplemental letter dated August 3, 2005 to the Staff.

Response: The Registrant has revised the risk factor as requested by the Staff.
If the U.S. Food and Drug Administration, or FDA, were to begin regulating ..., page 7
15.	Please include a stand-alone risk factor that addresses the risks and costs associated with FDA premarket review should the FDA determine Oncotype DX is subject to it. Please be as comprehensive and complete in your discussion of this risk.

Response: The Registrant has included an additional risk factor as requested by the Staff.
16.	In addition, please add a risk factor which discusses the risks involved in conducting pre-market clinical trials. For example you may consider discussing the risk of using third parties in administering or conducting the trials, finding appropriate trial participants, etc.

Response: The Registrant has included an additional risk factor as requested by the Staff.

Complying with numerous regulations pertaining to our business ..., page 8
17.	Please provide disclosure regarding problems or adverse condition citations by CLIA inspectors, if applicable.

Response: The Registrant notes to the Staff that the Registrant has, to date, encountered no problems or adverse condition citations by CLIA inspectors regarding the Registrant’s laboratory or business operations. As such, the Registrant has made no changes to this risk factor.
Our competitive position depends on maintaining intellectual ..., page 10
18.	If your business has been materially and adversely affected by the disclosure of proprietary information, please discuss the situation and its consequences.

Response: The Registrant notes to the Staff that the Registrant’s business has not, to date, been materially or adversely affected by the disclosure of the Registrant’s or others’ proprietary information. As such, the Registrant has made no changes to this risk factor.
If we are unable to compete successfully, we may be unable to increase ..., page 11
19.	To the extent easily obtainable, please disclose your competitors’ share of the target market.

Response: The Registrant believes that the market in which it competes is in the early stages of development and there is no reliable, independent third-party information that the Registrant could use to justify its or another competitor’s market share. Moreover, the Registrant believes that any such information could only be obtained at a considerable cost. As a result, the Registrant has not added a discussion of the market share to the Registration Statement.
The loss of key members of our senior management team or our inability ..., page 13
20.	If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Response: The Registrant notes to the Staff that the Registrant, to date, has not had problems attracting or retaining qualified employees. Moreover, the Registrant is not aware of any planned departure of key employees. In light of the foregoing, the Registrant has made no changes to this risk factor.
Changes in healthcare policy could subject us to additional regulatory ..., page 14
21.	As currently written, this risk factor could apply to any issuer or offering. See Item 503(c) of Regulation S-K. While we understand that the risks you describe in this subsection are risks the company encounters because it is in the healthcare business, you should state how this risk relates specifically to your company.

Response: The Registrant has revised the risk factor as requested by the Staff.
We rely on a sole supplier for some of our laboratory instruments ..., page 14
22.	If obtaining needed supplies has ever caused a material delay or disruption to your business, please discuss.

Response: The Registrant notes to the Staff that, to date, it has not experienced a material delay or disruption to its business by virtue of a failure to obtain needed supplies. In light of the foregoing, the Registrant has made no changes to this risk factor.
If we were sued for product liability, we could face substantial liabilities ..., page 15
23.	Please disclose the amount of your insurance coverage, or in the alternative, please indicate if you believe such coverage amount is reasonably adequate to insulate you from potential product liability claims.

Response: The Registrant has revised the risk factor as requested by the Staff.
Purchasers in this offering will experience immediate and substantial dilution ..., page 18
24.	Please revise this risk factor to explain that investors who purchase shares will:
• Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

• Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.
Response: The Registrant has revised the risk factor as requested by the Staff.
Future sales of shares by our stockholders could cause the market price ..., page 18
25.	In addition, please revise to include information about the registration rights agreement described on page 77 pursuant to which additional shares of common stock upon conversion of the preferred stock could be registered for resale by shareholders.

Response: The Registrant has revised the risk factor as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Financial Operations Overview, page 28
Research and Development Expenses. Page 28
26.	Refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities, located at http://www.sec.gov/divisions/corpfin/cfergO32001.htm#secviii, and disclose the following:
a.	The costs incurred to date and the reason you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the projects;

b.	The nature, timing and estimated costs of the efforts necessary to complete each project;

c.	The anticipated completion dates for each project;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the projects are not completed timely; and finally

e.	The period in which material net cash inflows from each of the significant projects are expected to commence.
Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response: The Registrant has made certain of the disclosures requested by the Staff. As disclosed in the Registration Statement, the Registrant does not track costs internally on a project or program basis, so several of the requested disclosures are not applicable.
Deferred Stock-Based Compensation Expense, page 29
27.	Please disclose whether the fair value used in determining stock compensation was a contemporaneous valuation or a retrospective valuation. Disclose that you did not rely on a third party valuation to determine this amount. In addition, disclose the following information related to the valuation methodology used by management:
f.	The significant factors, assumptions, and methodologies used in determining fair value;

g.	A discussion of each significant factor contributing to the difference between the fair value as of each grant date and the Series E financing and the IPO price for later grants; and,

h.	Why you chose to use retrospective methodology instead of a contemporaneous, unrelated third party valuation.
Response: The Registrant has made the disclosures requested by the Staff.
Contractual Obligations, page 34
28.	Please explain why you did not include $2.5 million milestone payments disclosed in Note 3 to your financial statements are not included in this table.

Response: The Registrant did not include the $2.5 million milestone payments disclosed in Note 3 to the financial statements in the table entitled “Contractual Obligations” because the Registrant believes that the contract to which these payments relate does not meet the definition of items required to be disclosed in a tabular format under Item 303(a)(5) of Regulation S-K. The contract is not long-term debt, a capital lease or an operating lease. Moreover, by virtue of it being cancelable by the Registrant, it is not a long-term liability reflected on the Registrant’s balance sheet under GAAP. However, the Registrant believes these contractual obligations are material enough to warrant a textual description, which is why the Registrant included such a description immediately following the table entitled “Contractual Obligations” as well as in Note 3 to the financial statements.
Use of Proceeds, page 34
29.	Please identify with more specificity the uses that you currently categorize as “general corporate purposes,” and state how much of the proceeds you plan to put toward each such use.

Response: The Registrant has made the disclosures requested by the Staff.
30.	We note you expect research and development expense levels to remain high, therefore, please approximate how much you anticipate spending for product development. Specifically, please disclose the amount of proceeds you anticipate spending for the expansion of Oncotype DX, development of Oncotype DX Second Generation, new products and product development opportunities in other cancers, as reflected in the tables on pages 47 and 49. Also, please indicate where in the development process you expect to be after the expenditure of these proceeds for each of the projects enumerated in the tables.

Response: The Registrant has revised the Registration Statement to disclose the amount of proceeds anticipated to be spent on research and development as a whole. As discussed in response to Comment No. 26, above, and in the Registration Statement, the Registrant cannot provide more specificity as it does not track research and development expenses on a project level.

Business
Competition, page 54
31.	To the extent known or easily obtainable, please identify your principal competitors’ share of the market.

Response: Please see response to Comment 19.
Roche License, page 62
32.	We note your development or license agreements with Roche and Incyte Corporation. Also we note the security agreements and promissory notes with Oxford Finance creating a security interest in certain collateral. Please describe the material provisions of these agreements in the Business section. Your discussion should include:
• All material rights and obligations of the parties to the agreement;

• Duration of the agreement;

• Payment terms;

• Termination provisions, including consequences of early termination; and

• Any other terms that may be considered material.
Response: The Registrant has made the disclosures requested by the Staff.
Properties, page 62
33.	Please revise to disclose the amount of your annual lease payment and if you plan to renew the lease upon its expiration in February 2006.

Response: The Registrant has made the disclosures requested by the Staff.
Management, page 63
34.	Please disclose any familial relationship that may exist between Joffre B. Baker and Julian C. Baker or advise us if there is none.

Response: The Registrant notes that there is no familial relationship between Joffre B. Baker and Julian C. Baker and has revised the Registration Statement to note this fact.
Executive Compensation, page 67
35.	We note that all of the executive officers you describe in this section receive stock option awards as part of their compensation. Please describe how these individuals’ performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Response: The Registrant has made the disclosures requested by the Staff.
Related Party Transactions, page 71
Agreements with Incyte Corporation
36.	Please disclose the terms of the series C Preferred Stock that Incyte received, including the conversion ratio.

Response: The Registrant has made the disclosures requested by the Staff.
Underwriting, page 82
37.	Please tell us if you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a “friends and family” letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Response: Lehman Brothers Inc. has advised the Registrant that the procedures for the directed share program are as follows. Names of prospective participants in the directed share program are submitted by the Registrant to Lehman Brothers. No directed share program materials are sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers sends an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed share account opening information and a Lehman Brothers client agreement to the prospective participants (to be provided under separate cover). The written materials to be distributed by Lehman Brothers in connection with the directed share program reflect all SEC comments received to date in any previous offerings. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, comply with the requirements of Rule 134.

Prospective recipients of reserved shares are determined after reviewing the account information and other responses contained in such documentation. Shares and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter: that letter specifically states that “your indication of interest in buying shares does not constitute an agreement on your part to buy any shares.....” Purchasers become committed after the offering is priced and a Lehman Brothers representative offers the shares at the specific price and the purchaser confirms his interest and accepts the offer.

The exact number of reserved shares available to prospective purchasers is generally determined prior to but not later than the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.

38.	We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

Response: Lehman Brothers Inc. has advised the Registrant that it may engage in the electronic offer and/or sale of shares and that any such activities will be conducted in accordance with the procedures previously reviewed by the Staff. Lehman Brothers continue to employ the same procedures as those previously reviewed by the Staff.

Consistent with this approach, the following language is included in the underwriting section of the prospectus:
“A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.”
All other named underwriters have informed the Registrant that they do not intend to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons on any electronic distribution website or platform. As a convenience, certain of the underwriters have informed the Registrant that they may transmit an electronic version of the prospectus by e-mail to clients upon their individual requests. Please note, however, that such underwriters have informed the Registrant that they will not rely upon any such requested deliveries to satisfy their prospectus delivery requirements.

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of shares.

39.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Response: The underwriters have informed the Registrant that the underwriters do not intend to use any forms of prospectus other than print and electronic versions.

40.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Response: The underwriters have informed the Registrant that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc., as described below. While certain of the underwriters have contacted or contracted with Net Roadshow, Inc. (www.netroadshow.com) to conduct an “Internet road show” with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus.

The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor’s customary procedures. In its agreements with the underwriters, Net Roadshow, Inc. agrees to conduct Internet road shows in accordance with the Net Roadshow, Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows. A copy of the agreement between Net Roadshow, Inc. and J.P. Morgan Securities (the only underwriter expecting to conduct an Internet roadshow in connection with this offering that has such a written contract) will be provided to the Staff under separate cover.
Consolidated Financial Statements. page F-1
Consolidated Balance Sheet, page F-3
41.	Please disclose the terms that require the convertible preferred stocks to be classified outside of equity.

Response: The Registrant has revised Note 1 to the consolidated financial statements to make the disclosures requested by the Staff.

Notes to Consolidated Financial Statements, page F-7
Note 1. The Company and Summary of Significant Accounting Policies — Revenue Recognition, page F-10
42.	Please refer to your disclosure in the first sentence of the first paragraph and expand your disclosure about “delivery has occurred or services rendered” to specify when this occurs in your facts and circumstances. We would presume it occurs after you have completed processing and analyzing the tumor sample and deliver the report to the treating physician.

Response: The Registrant has revised Note 1 to the consolidated financial statements to make the disclosures requested by the Staff.

43.	Please refer to your disclosure in the last sentence of the first paragraph and tell us how recognizing revenue on a cash basis when the criteria set forth in “(1) to (4)” are not met complies with GAAP.

Response: The Registrant has revised Note 1 to the consolidated financial statements to make the disclosures requested by the Staff.

44.	Please refer to the second paragraph particularly the last sentence and clarify the relevance to your revenue recognition policy discussed in the first paragraph.

Response: The Registrant has revised Note 1 to the consolidated financial statements to make the disclosures requested by the Staff.

45.	Please refer to the third paragraph and clarify what factors determines whether revenue is recognized on a “when costs are incurred” basis or on a “at risk milestones are achieved” basis. Also clarify what you mean by “at risk milestones”.

Response: The Registrant has revised Note 1 to the consolidated financial statements to make the disclosures requested by the Staff.
Item 16. Exhibits and Financial Statement Schedules, page II-3
46.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

Response: The Registrant has filed an updated Exhibit 10.9.4 and 23.1 in connection with the filing of Amendment No. 1 to the Registration Statement. The Registrant understands the Staff’s comment and will file all other exhibits referenced on the Exhibit Index that have not been heretofore filed as soon as they are available.

Supplemental Materials
47.	Please file on EDGAR, the supplemental information dated August 3, 2005 you provided to the Staff.

Response: On the date hereof, the Registrant has filed on EDGAR the supplemental information dated August 3, 2005 that the Registrant provided to the Staff.
By way of background, the Registrant is supplementally providing the presentations and materials that relate to each of the graphs that the Registrant has moved to the portion of the Registration Statement pertaining to the development of Oncotype DX.
If you have any questions, please do not hesitate to call me at (415) 983-6117.
Yours very truly,
/s/ Justin D. Hovey
Justin D. Hovey

cc:	Randal W. Scott, Ph.D. G. Bradley Cole

S.D. Wong G.A. Lombardi